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                            July 6, 2020

       Thomas J. Cancro
       Chief Financial Officer
       DASAN ZHONE SOLUTIONS INC
       1350 South Loop Road, Suite 130
       Alameda, California 94502

                                                        Re: DASAN ZHONE
SOLUTIONS INC
                                                            Form 10-K for the
Year Ended December 31, 2019
                                                            Form 8-K furnished
May 7, 2020
                                                            File No. 000-32743

       Dear Mr. Cancro:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K furnished May 7, 2020

       Exhibit 99.1, page 1

   1.                                                   We note your
presentation of the non-GAAP measures, Adjusted EBITDA and Net
                                                        Income (loss)
attributable to DZS - Non-GAAP, on page 1 of your earnings
                                                        release. Please revise
to present the most directly comparable GAAP measure (i.e. net loss) with equal or
greater prominence to avoid placing undue prominence on the non-
                                                        GAAP measures. Refer to
the guidance outlined in Question 102.10 in the Division of
                                                        Corporation Finance's
Compliance and Disclosure Interpretations surrounding Non-
                                                        GAAP Financial
Measures.
   2. We note for each non-GAAP financial measures related to cost of revenue, gross profit, operating expenses,
operating income (loss) and net income (loss) attributed to DZS you adjust for certain
items including depreciation and amortization and stock-based compensation and the
impact of material transactions or events that you believe are not indicative of your core
operating performance any of which may or may not be recurring
 Thomas J. Cancro
DASAN ZHONE SOLUTIONS INC
July 6, 2020
Page 2
         in nature. You provide the same reason for each of your non-GAAP measures. In this regard, for each non-GAAP measure please provide the specific reason(s) why management believes the presentation of such non-GAAP financial measure provides useful information to investors regarding the registrant's financial
         condition and results of operations. Management's reason should be specific to the individual non-GAAP financial measure and avoid the use of overly generic boilerplate language.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 with any questions.



FirstName LastNameThomas J. Cancro                          Sincerely,
Comapany NameDASAN ZHONE SOLUTIONS INC
                                                            Division of
Corporation Finance
July 6, 2020 Page 2                                         Office of
Manufacturing
FirstName LastName